Alcentra Capital Corporation

200 Park Avenue, 7th Floor

New York, NY 10166

Incapital LLC

200 South Wacker Drive, Suite 3700

Chicago Illinois 60606

January 28, 2015

Mr. Dominic Minore

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Alcentra Capital Corporation Registration Statement on Form N-2 File No. 333-199622

Dear Mr. Minore:

In response to the oral comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received on January 27, 2015, regarding pre-effective amendment no.1 to the Company’s registration statement on Form N-2 as filed with the SEC on January 14, 2015 (the “Registration Statement”), Alcentra Capital Corporation, a Maryland corporation (the “Company”), will file a pre-effective amendment no. 2 with the SEC (the “Pre-Effective Amendment”) which will include a preliminary prospectus (the “Preliminary Prospectus”). In addition to filing the Pre-Effective Amendment, the Company and Incapital LLC, an Illinois limited liability company (the “Purchasing Agent”), now undertake to do the following:

•	The Company will prepare and file with the SEC an “advertisement” (within the meaning under Rule 482 of the Securities Act of 1933) including certain bullet point risk disclosure contained on the cover page of the Preliminary Prospectus and the suitability standards also included in the Preliminary Prospectus.

•	The Company will prepare and file with the SEC a final copy of the prospectus (the “Prospectus”).

•	Each investor in the notes to be sold pursuant to the Registration Statement (the “Notes”) will be provided with the above referenced document along with the Prospectus prior to the investor agreeing to purchase the Notes.

Mr. Dominic Minore

Securities and Exchange Commission

January 28, 2015

* * *

Should you have any questions regarding this letter, please contact the Company at (212) 922-8240 or the Purchasing Agent at (312) 379-3735.

Sincerely,

ALCENTRA CAPITAL CORPORATION

/s/ Paul J. Echausse
By: Paul J. Echausse
Title: President and Chief Executive Officer

INCAPITAL LLC

/s/ Brad Busscher
By: Brad Busscher
Title: General Counsel

cc:	Harry S. Pangas, Esq. Steven B. Boehm, Esq.